SEC, Washington Exemption File No. 82-5079

02055907

Press Release

Skandia

30 October 2002

Corporate Communications
S-103 50 Stockholm
Sweden
Telephone +46-8-788 10 00
Fax +46-8-788 30 80
www.skandia.com

Office:
Sveavägen 44

INTERIM REPORT
For the period January–September 2002*)

For the period January to September

- Favourable solvency position due to limited exposure to guarantees
- Borrowings decreased by SEK 6.2 billion. Strong cash position
- The group's operating result for the period was SEK -2,309 million (-4,686)
- Net asset value SEK 34.5 billion (34.9)

For third quarter

- The profit margin for unit linked assurance rose by 2.2 percentage points compared with the second quarter, to 11.9%
- Sales increased by 3% during the third quarter compared with the same period a year ago
- The result of operations for the third quarter was SEK 44 million (604)
- The operating result for the third quarter was SEK -2,669 million (-3,738)

Comments by Lars-Eric Petersson, President and CEO:
In recent times we have witnessed a global stock market decline that can be matched only by the 1930s. This has a negative impact on all companies that work with consumer financial products, and Skandia is no exception. However, during the first nine months of 2002 we made considerable progress in reinforcing our financial and market positions, as follows:

- The profit margin for unit linked assurance increased to 11.9% in the third quarter.
- The group actively limits its exposure to guarantees within its worldwide product range, compared with the rest of the market.
- We have prudently strengthened the valuation of our deferred acquisition costs in the US operations.
- The capital of the US operations has been strengthened by USD 255 million, placing American Skandia in the highest category of capital guidelines for life insurers in the US market.

*) Does not include Livförsäkringsaktiebolaget Skandia, which is run on a mutual basis. All return measurements for shareholders' equity, net asset value and capital employed as per September 2002 pertain to moving twelve-month figures. All comparison figures pertain to September 2001 unless stated otherwise.

Skandia Insurance Company Ltd. (publ.)
Domicile: Stockholm, Sweden
Reg. no: 502017-3083

- The parent company will become an operating company by transfer of the Swedish unit linked portfolio to the parent, thereby improving the group's rating outlook.
- The group had an improved cash flow position for the first nine months of 2002. Substantial cost cutting programmes across all operations will, everything else equal, contribute approximately SEK 1 billion to our operating result for the full year 2003.

Despite the sharp decline in worldwide markets, the prospects for the group are undiminished. We are managing the business to deliver increased value for the shareholders even if the present market conditions persist for some time.

OVERVIEW

The continued uncertainty and decline in the world's stock markets is affecting the insurance industry as a whole as well as demand for long-term savings. Sales of unit linked assurance outside the USA were unchanged and amounted to SEK 40.6 billion (40.7). Sales in the USA are dominated by single-premium products, which have been affected by the stock market decline to a greater extent. Total sales therefore decreased to SEK 92.3 billion (104.1). However, total sales increased during the third quarter by 3% compared with the same period a year ago. The profit margin rose for the fourth consecutive quarter, to 10.1% (9.6%), mainly due to cost reductions.

Sales of mutual fund savings products decreased by 22%, to SEK 21.7 billion.

Funds under management have decreased by 22% since the start of the year, to SEK 487.7 billion, of which 8 percentage points are attributable to translation to lower exchange rates. The MSCI World Index showed a decline of 26% for the period. Net flows in funds under management remained positive, at SEK 33.9 billion.

During the last two years, cost-savings of approximately SEK 800 million have been effected in the USA, and the number of employees has decreased by approximately 450 positions. In addition to this, continuous review is being conducted of cost levels in all units, which is expected to yield further cost reductions of SEK 1,200 million in 2003.

The result of operations for the group decreased to SEK 1,389 million (2,746). The result decline is attributable to the falling stock market and lower sales volumes, but also to changes in customers' savings behaviour toward lower exposure to the stock market. Investment income has increased despite the falling stock markets, which is an expression of the group's limited risk exposure in this respect. The operational return on net asset value was 8% (13%).

The operating result, which includes financial effects and items affecting comparability, amounted to SEK -2,309 million (-4,686). Financial effects attributable to the trend in the capital markets were negative during the period, at SEK -5.7 billion. The sale of Skandia Asset Management was completed during the second quarter, generating a capital gain of SEK 2.0 billion.

A sharper focus on capital efficiency and cash management has yielded positive effects. The group's financial position and liquidity are favourable. Cash flow has improved compared with a year ago. Liquid assets increased during the third quarter by SEK 0.9 billion. Solvency capital in the group as well as in the subsidiaries is more than adequate. Borrowings have decreased by SEK 6.2 billion since the start of the year.

The continued sharp decline in the stock market during the third quarter has had a negative impact on the future earnings ability in the form of lower fees and higher costs for guaranteed minimum death benefits. In the light of the current market conditions, Skandia has decided to write-down its deferred acquisition costs in the US operation during the third quarter in the amount of SEK 1,279 million. This write-down relates to a reduction of annual fund growth to 8% for future years. This adaptation affects the result after tax and shareholders' equity by SEK 831 million. However, the write-down has no effect on the operating result, net asset value or cash flow. Nor does it have any effect on the capital requirement of the US operation.

INSURANCE AND SAVINGS PRODUCTS

Market and Sales

Unit Linked Assurance

Sales of unit linked assurance outside the USA were unchanged compared with September 2001. New sales decreased by 17% (new sales defined by the industry-wide definition as periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period).

Sales have stabilized in the British operation. Sales decreased by 5% in local currency, mainly due to weak market conditions. However, sales for the third quarter increased by 13% in local currency compared with the third quarter of 2001. New sales decreased by 12% in local currency, but only by 4% in the third quarter, compared with the third quarter of 2001.

Sales in Sweden decreased by 7%. Skandia is the market leader, and according to the most recent available statistics, Skandia's market share increased further during the first half of 2002, to 33%. New sales decreased by 32%. This is mainly attributable to the substantial inflow from individual contracts in the collective pensions segment during the same period a year ago.

In Germany, sales increased by 19% in local currency. Sales are derived solely from products with annual premium, which are contributing to stable development. In Japan, sales reached record levels and increased by 335% in local currency. Skandia opened its operation in France at the end of June.

Sales in the USA decreased by 10% in local currency. The market and customers' behaviour have been negatively affected by the stock market decline during the last two years. Sales have stabilized since the third quarter of 2001, and sales for the third quarter of 2002 were 13% higher than for the same period a year ago. The market share has increased successively and was 3.3% during the third quarter.

Surrenders increased in the US operation on a moving 12-month basis to 12.6% of assets under management (9.2% at year-end 2001). Surrenders increased in the USA during the third quarter due to the current market situation, which is prompting customers to reduce their exposure to the stock market.

For the group excluding the USA, payments to policyholders amounted to 9.1% of assets under management on a moving 12-month basis (7.7% at year-end 2001). Surrenders accounted for 7.2 percentage points of this total, compared with 6.0 percentage points at year-end 2001. The percentage increase is explained by a decrease in fund values.

Mutual Fund Savings Products

Compared with the same period a year ago, sales decreased by 22%, to SEK 21.7 billion. For the third quarter, sales were down 12% compared with the same period in 2001.

Sales in the USA decreased by 49% in local currency. In the UK, however, sales increased by 12%. Sales in the German market are showing continued strong development and increased by 69% in local currency.

Life Assurance
Sales of traditional life assurance, pertaining mainly to the Spanish operation, increased slightly. However, assets under management decreased to SEK 13.9 billion, compared with SEK 15.4 billion at year-end 2001.

Result and Profitability

Unit Linked Assurance
The result for newly written business during the third quarter was the highest of the last five quarters due to cost-cutting measures and the underlying good profitability of products. The result for newly written business for the year, however, was slightly lower than a year earlier due to lower sales volumes.

The profit margin was 10.1% (9.6%) and has increased in most markets. In the UK the profit margin strengthened during the period as a result of effective cost control and a better product mix. In Sweden the profit margin remained at a satisfactory level. In the USA the new product offering and cost-cutting measures are making a positive contribution to margin development, and the profit margin increased for the fourth quarter in a row. For other markets as well, the margin increased on the whole compared with a year earlier. The operation in Japan is now showing a positive profit margin due to the strong sales increase.

The result of operations decreased to SEK 2,042 million (2,962). The decline and uncertainty in the financial markets have had a negative impact on customers' savings behaviour. This led to an increase in surrenders in the USA during the third quarter, which is the main reason for the poorer outcome compared with underlying assumptions.

A change in the investment policy toward an even lower investment risk is expected to lead to slightly lower investment returns in the future, particularly in the USA. The present value of this has had a negative impact on changes in operative assumptions.

Mutual Fund Savings Products
The result was SEK -236 million (-10). The mutual fund savings products business is in the build-up stage in most markets, which is giving rise to development costs. The poorer result is also attributable to the stock market decline, which has led to lower fees from funds under management.

Life Assurance
The result for life assurance was SEK 114 million (86).

BUSINESSES

SkandiaBanken's result decreased to SEK 17 million (55) and was charged with costs for marketing in Denmark, among other things. The action programme that is currently being implemented is expected to lead to earnings improvements of approximately SEK 300 million. SkandiaBanken grew its customer base during the period by 122,000, to 1,243,000 customers.

Earnings generated by the group's treasury operations increased, as did the group's investment income. The result for Businesses was charged with costs for the group's Global Business Development unit and start-up costs for the banking business in Switzerland. The bank opened for business in August. The result of operations for Bankhall, the distribution network in the UK, was SEK 62 million before goodwill amortization of SEK 100 million.

Group Expenses
Group expenses comprise management and structural costs. Continued adaptations to the prevailing market conditions gave rise to higher structural costs. Further adaptation of the group's organization is taking place continuously, which will lead to additional cost reductions. Starting in 2002, goodwill amortization is allocated to the respective business units.

Exchange Rate Effects
Sales were negatively affected by SEK 2,682 million and the operating result positively by SEK 199 million. Total assets have decreased by SEK 56 billion since the start of the year as a result of currency movements.

BALANCE SHEET AND NET ASSET VALUE

During the first quarter, Skandia carried out the acquisition of Bankhall, a network of Independent Financial Advisers in the UK. This resulted in a SEK 3.0 billion increase in goodwill. Goodwill decreased by SEK 1.0 billion through the sale of Skandia Asset Management.

The decision has been made to transfer the unit linked assurance portfolio of SkandiaLink Livförsäkringsaktiebolaget to the parent company, Skandia Insurance Company Ltd. This will make the parent company an operating company once again, with the same operational focus as the rest of the group. In connection with this transfer, Standard & Poor's revised its CreditWatch implications for Skandia's senior debt rating from negative to positive. Standard & Poor's has announced that this could entail an upgrading of Skandia's long-term counterparty credit rating from "triple-B" to "single A minus."

Skandia today owns 19% of If, which means that If is no longer reported in accordance with the equity method. Consequently, If's continuing result is no longer included in Skandia's result. During the third quarter a capital injection of SEK 0.2 billion was made to If. Skandia conducts regular market valuations of its holding in If, which is reported in the balance sheet as an investment asset valued at SEK 3.0 billion.

Borrowings have decreased, and liquidity is good. Unconditional, unutilized credit facilities amounted to SEK 11.8 billion, compared with SEK 9.4 billion at the start of the year. Net asset value amounted to SEK 34.5 billion (SEK 37.2 billion at year-end 2001). Shareholders' equity amounted to SEK 20.1 billion, compared with SEK 20.5 billion at the start of the year. Shareholders' equity in the group has increased by SEK 2.0 billion since 1999, i.e., before the stock market began declining.

Risk Exposure and Solvency Capital

To underscore the importance of the subsidiary American Skandia and its position in the group, during the third quarter a capital infusion of USD 255 million was made to the company. This recapitalization was made by converting intra-group loans of USD 135 million to equity and contributing additional equity of USD 120 million. This additional capital provided American Skandia Life Assurance Corporation with approximately 643% of risk based capital (RBC) as established by the National Association of Insurance Commissioners. This RBC places American Skandia Life Assurance Corporation in the highest category of capital guidelines for life insurers as measured by the major rating agencies.

Skandia has a restrictive investment and risk policy. Consequently, exposure to credit losses in Skandia's own bond portfolio is very limited. Similarly, the portion of equities and equity funds in the portfolio is very low. In a declining stock market, ordinarily the need of risk and solvency capital in the insurance operations rises. However, Skandia has consciously limited its risk undertaking in the insurance operations with respect to guaranteed commitments, at the same time that its investment risk is low. For example, Skandia's guarantees pertaining to mortality risks in the US market are considerably lower than what is generally offered in the market. Products with guaranteed yields are not included in our product range. If necessary, Skandia's capacity to provide its operations with additional solvency capital and financing is good.

Borrowing and Liquidity

Cash flow from operating activities improved compared with a year earlier. The stock market decline entails lower revenues in the form of fees, however, this been offset by cost-cutting measures and lower acquisition costs. Cash flow was changed with approximately SEK 0.5 billion in costs for newly started businesses. In the US operation, cash flow from operating activities was positive, in the amount of SEK 0.1 billion.

Borrowings have decreased by SEK 6.2 billion since the start of the year, mainly due to the repayment of SEK 5.4 billion in loans, but also to exchange rate effects of SEK 0.8 billion. Borrowings are thus at the level they were at in March 2000. Subordinated loans totalling SEK 850 million have been floated which, along with debt repayment, have contributed to an improvement in the group's core debt leverage.

The net flow from acquisitions and sales of businesses was positive in the amount of SEK 2.0 billion.

Stockholm, 30 October 2002
Lars-Eric Petersson
President and CEO

For questions, please contact:
Jan Erik Back, Chief Financial Officer, tel. +46-8-788 3720
Michael Wolf, Chief Investment Officer, tel. +46-8-788 4559
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

This interim report has been prepared in conformity with the guidelines of the Swedish Financial Supervisory Authority and Recommendation RR20 of the Swedish Financial Accounting Standards Council. Aside from an adaptation to new accounting recommendations of the Swedish Financial Accounting Standards Council, which took effect on 1 January 2002, the interim report has been prepared in accordance with the same accounting principles as in the 2001 Annual Report. The new recommendations have not had any material impact on the group's profit and loss account or balance sheet.

Financial calendar:

13 November 2002, October sales release
12 February 2003, Year-End Report 2002

Skandia's published financial reports are available on Skandia's website: www.skandia.com. Skandia's website also provides links to the webcast of the conference call on Wednesday, 30 October 2002. In addition to the interim report, Skandia has also published the document *Financial Supplement Q3 2002* on www.skandia.com, under Investor Relations/Reports and Events/Interim Reports.

GROUP OVERVIEW

SEK million	2002 Sept.	2001 Sept.	2002 Q 3	2001 Q 3	2001 Dec.	Moving 12-month figures 2002 Sept.
Sales						
Unit linked assurance	67,448	71,794	22,112	20,522	93,502	89,156
Mutual funds	21,672	27,856	6,201	7,031	34,831	28,647
Life assurance	928	895	408	238	1,276	1,309
Direct sales of funds [1]	1,919	3,203	591	587	3,781	2,497
Businesses	339	308	95	93	414	445
Total sales	**92,306**	**104,056**	**29,407**	**28,471**	**133,804**	**122,054**
Result summary						
Unit linked assurance	2,042	2,962	305	736	4,341	3,421
Mutual funds	-236	-10	-89	-42	-28	-254
Life assurance	114	86	35	28	111	139
Businesses	-141	44	-85	6	41	-144
Group expenses	-390	-336	-122	-124	-469	-523
Result of operations	**1,389**	**2,746**	**44**	**604**	**3,996**	**2,639**
Financial effects unit linked assurance	-5,714	-7,432	-2,713	-4,342	-5,085	-3,367
Items affecting comparability	2,016	-	-	-	-	2,016
Operating result [2]	**-2,309**	**-4,686**	**-2,669**	**-3,738**	**-1,089**	**1,288**
Assets under management, SEK billion	780	939			953	
Funds under management, SEK billion	488	571			623	
Net asset value, SEK billion [3]	35	35			37	
Shareholders' equity, SEK billion	20	21			21	
Total assets, SEK billion	499	561			611	
Operational return on net asset value % [3) 4)]	8	13			12	
Return on adjusted net asset value, % [3) 4)]	4	1			2	
Return on shareholders' equity, % [3) 4)]	2	6			0	
Per-share data						
Operating result per share before dilution, SEK	-2.25	-4.58	-2.61	-3.65	-1.06	
Earnings per share before dilution, SEK [3]	0.20	-0.22	-1.42	-0.50	-0.05	
Earnings per share after dilution, SEK [3) 5)]	0.20	-0.22	-1.42	-0.50	-0.05	
Net asset value per share, SEK	33.74	34.12			36.38	
Shareholders' equity per share, SEK	19.61	20.07			20.07	

1) Direct sales of funds for 2001 have been recalculated due to the sale of Skandia Asset Management (SAM).

2) The holding in If now amounts to 19 %, which means that If is no longer reported in accordance with the equity method. For the sake of comparison, earlier periods have also been adjusted accordingly. The share in result of If for these periods amounted to SEK - 1,015 million as per Sept. 2001, SEK -1,015 million as per Dec. 2001 and SEK -654 million for Q3 2001. For the key ratio operating result per share this corresponds to SEK -1.00 as per Sept. 2001, SEK -1.00 as per Dec. 2001 and SEK -0.64 for Q3 2001.

3) For definition, see page 20.

4) All return measurements for shareholders' equity and net asset value pertain to moving twelve-month figures.

5) According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

GROUP OVERVIEW - QUARTERLY ANALYSIS

SEK million	2002 Q 3	2002 Q2	2002 Q 1	2001 Q 4	2001 Q 3
Sales					
Unit linked assurance	22,112	23,051	22,285	21,708	20,522
Mutual funds	6,201	8,243	7,228	6,975	7,031
Life assurance	408	273	247	381	238
Direct sales of funds	591	264	1,064	578	587
Businesses	95	118	126	106	93
Total sales	**29,407**	**31,949**	**30,950**	**29,748**	**28,471**
Total annualized new sales, Unit linked assurance [1]	**2,980**	**3,338**	**3,339**	**3,432**	**3,129**
Result summary					
Unit linked assurance	305	782	955	1,379	736
Mutual funds	-89	-89	-58	-18	-42
Life assurance	35	20	59	25	28
Businesses	-85	-69	13	-3	6
Group expenses	-122	-159	-109	-133	-124
Result of operations	**44**	**485**	**860**	**1,250**	**604**
Financial effects unit linked assurance	-2,713	-2,311	-690	2,347	-4,342
Items affecting comparability	-	2,016	-	-	-
Operating result	**-2,669**	**190**	**170**	**3,597**	**-3,738**

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

CHANGE IN FUNDS UNDER MANAGEMENT
UNIT LINKED ASSURANCE

SEK million	2002 9 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Unit linked assurance at start of year	**503,671**		**500,993**	
Sales	67,448	13.4%	93,502	18.7%
Withdrawals	-39,717	-7.9%	-49,010	-9.8%
Change in value	-95,278	-18.9%	-85,472	-17.1%
Currency effects	-39,071	-7.8%	43,658	8.7%
Unit linked assurance at end of period	**397,053**	**-21,2%**	**503,671**	**+ 0,5%**

MUTUAL FUNDS

SEK million	2002 9 mos.	% of assets at start of year	2001 12 mos.	% of assets at start of year
Savings in mutual funds at start of year	**113,268**		**107,591**	
Sales	21,672	19.1%	34,831	32.4%
Withdrawals	-15,535	-13.7%	-21,837	-20.3%
Change in value	-23,021	-20.3%	-16,910	-15.7%
Currency effects	-10,701	-9.4%	9,593	8.9%
Savings in mutual funds at end of period	**85,683**	**-24,4%**	**113,268**	**+ 5,3%**

TOTAL FUNDS UNDER MANAGEMENT

SEK million	2002 9 mos.	2001 12 mos.
Unit linked assurance	397,053	503,671
Mutual funds	85,683	113,268
Directly distributed funds	4,980	6,284
Funds under management	**487,716**	**623,223**

SENSITIVITY ANALYSIS UNIT LINKED ASSURANCE

Effect on operating result for unit linked assurance (before tax) of a
one percentage point increase in interest-rate, growth and inflation assumptions

SEK million	Exposure VBIF [1]	Discount rate	Fund growth assump-tions	Inflation assump-tions	Total effect [2]
		Effect on operating result (before tax)			
USA	3,873	-423	347	-67	-143
UK	10,684	-467	289	-30	-208
Sweden	4,318	-420	362	-41	-99
Other Markets	4,386	-203	126	-69	-146
Total	**23,261**	**-1,513**	**1,124**	**-207**	**-596**

One-time effect of a 1% increase/decrease in stock market	**+/- 166**

[1] Before deduction of taxes and deferred acquisition costs.

[2] Before equalization of financial effects.

TRADING ANALYSIS, UNIT LINKED ASSURANCE

SEK million	2002 9 mos.	2001 9 mos.	2001 12 mos.
Total annualized new sales [1]	9,657	11,606	15,038
Present value of new business for the year	971	1,112	1,381
Return on value of contracts in force			
from previous years	2,179	2,294	3,095
Outcome compared with operative assumptions	-452	185	361
Change in operative assumptions	-1	162	600
Value-added from operations	**2,697**	**3,753**	**5,437**
Business start-ups and other overheads	-53	-100	-180
Financing costs	-602	-691	-916
Result of operations, unit linked assurance	**2,042**	**2,962**	**4,341**
Financial effects [2]	-5,714	-7,432	-5,085
Operating result, unit linked assurance	**-3,672**	**-4,470**	**-744**
Profit margin, new sales [3]	**10.1%**	**9.6%**	**9.2%**

[1] Periodic premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

[2] The effect on the present value of future revenues attributable to the fact that the change in financial markets differs from assumptions on fund growth and interest rates.

[3] Present value of new business for the year in relation to total annualized new sales.

INCOME AND EXPENSE ANALYSIS UNIT LINKED ASSURANCE

SEK million	2002 9 mos.	2001 9 mos.	2001 12 mos.
Gross contribution	7,182	8,697	11,845
Acquisition costs	-6,067	-6,081	-8,289
Administrative expenses	-1,542	-1,742	-2,698
Change in deferred acquisition costs	-1,336	365	830
Technical result	**-1,763**	**1,239**	**1,688**
Investment income	662	401	466
Financing costs	-602	-691	-916
Change in surplus value of unit linked business in force	-1,969	-5,419	-1,982
Operating result, unit linked	**-3,672**	**-4,470**	**-744**

NEW SALES AND PROFIT MARGIN, UNIT LINKED ASSURANCE PER GEOGRAPHIC AREA

	Annualized new sales			Present value of new business for the year			Profit margin, new sales		
SEK million	2002 9 mos.	2001 9 mos.	2001 12 mos.	2002 9 mos.	2001 9 mos.	2001 12 mos.	2002 9 mos.	2001 9 mos.	2001 12 mos.
USA	2,799	3,270	4,219	42	-25	-57	1.5%	-0.8%	-1.4%
UK [1]	3,363	3,872	5,065	384	398	507	11.4%	10.3%	10.0%
Sweden	1,933	2,840	3,539	329	503	631	17.0%	17.7%	17.8%
Other markets	1,562	1,624	2,215	216	236	300	13.8%	14.5%	13.5%
Total	**9,657**	**11,606**	**15,038**	**971**	**1,112**	**1,381**	**10.1%**	**9.6%**	**9.2%**

[1] *In this context the UK pertains to businesses with the head office in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.*

STATEMENT OF CASH FLOWS

SEK billion	2002 9 mos.	2001 9 mos.	2001 12 mos.
Cash flow from operating activities [1]	-0.4	-0.6	0.1
Cash flow from investment operations [2] [3]	4.7	-0.4	-4.8
Cash flow from financing activities [4]	-4.3	0.7	6.0
Net cash flow for the period	**0.0**	**-0.3**	**1.3**
Liquid assets at the start of the period	**4.6**	**3.1**	**3.1**
Exchange rate differences in liquid assets	**-0.4**	**0.3**	**0.2**
Liquid assets at the end of the period	4.2	3.1	4.6

[1] *Cash flow from operating activities has improved slightly compared with a year earlier.*
The stock market decline entails lower revenues in the form of fees, which has been offset by cost-cutting measures and lower acquisition costs.

[2] Purchases and sales of investment assets, which are a natural element of an insurance company's operations, are reported as cash flow from investment operations. Cash flow has been affected by the direct yield from investments, but not by the unrealized changes in value these have had.

[3] The net flow from acquisitions and sales of businesses during 2002 was positive in the amount of SEK 2.0 billion. The funds previously deposited for the acquisition of Bankhall, totalling SEK 3.2 billion, have been paid out in connection with the completion of the acquisition.

[4] Cash flow from financing activities during 2002 was affected by the repayment of SEK 5.4 billion in loans.

NET ASSET VALUE

SEK million	2002 30 Sept.	2001 31 Dec.
Shareholders' equity	20,067	20,538
Deferred taxes, net	4,286	4,346
Surplus value of unit linked business in force after deferred tax	10,061	12,249
Other surplus values	118	103
Net asset value	34,532	37,236
Subordinated loans	1,059	214
Risk-bearing capital	**35,591**	**37,450**

CHANGE IN NET ASSET VALUE AND SHAREHOLDERS' EQUITY

SEK million	Net asset value 2002 30 Sept.	Shareholders' equity 2002 30 Sept.	Shareholders' equity 2001 30 Sept.
Opening balance	**37,236**	**20,538**	**20,749**
Operating result/Result before taxes	-2,309	-340	-282
Income taxes [1]	108	524	61
Change in surplus value of bonds	17	-	-
Deferred tax on surplus value of unit linked business in force [1]	114	-	-
Dividend	-307	-307	-614
Translation differences	-350	-371	640
Minority interests	23	23	-9
Closing balance	**34,532**	**20,067**	**20,545**

[1] During the period, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability was recorded. The amount was previously included in surplus value of unit linked business in force, which is reported net of tax.

PROFIT AND LOSS ACCOUNT

SEK million	2002 9 mos.	2001 9 mos.	2002 Q 3	2001 Q 3	2001 12 mos.
Technical account, property & casualty insurance business					
Premiums earned, net of reinsurance	321	296	110	104	398
Allocated investment return transferred from the non-technical account	29	31	9	10	41
Claims incurred, net of reinsurance	-231	-191	-83	-54	-248
Operating expenses	-123	-82	-39	-31	-135
Technical result, property & casualty insurance business	**-4**	**54**	**-3**	**29**	**56**
Technical account, life assurance business					
Premiums written, net of reinsurance	66,662	71,392	21,928	20,375	92,982
Investment income, including unrealized changes in value	-85,294	-108,863	-50,788	-70,831	-68,579
Claims incurred, net of reinsurance	-39,153	-35,731	-11,970	-11,049	-48,798
Change in other technical provisions where the investment risk is borne by the life assurance policyholders	62,881	76,876	42,191	62,216	29,209
Operating expenses [1) 2)]	-8,774	-7,255	-4,173	-2,497	-9,889
Change in CARVM offset [1)]	299	2,473	226	1,434	3,251
Other technical provisions	1,736	2,433	701	483	3,623
Technical result, life assurance business	**-1,643**	**1,325**	**-1,885**	**131**	**1,799**
Non-technical account					
Investment income, including unrealized changes in value	559	246	344	106	370
Financing costs	-412	-590	-119	-192	-775
Mutual funds	-230	-4	-87	-39	-19
Other operations	-83	87	-70	45	-5
Amortization of goodwill	-153	-83	-47	-31	-117
Structural costs	-80	-69	-21	-37	-94
Joint-group management expenses	-310	-233	-101	-73	-322
Items affecting comparability	2,016	-	-	-	-
Share in result of If	-	-1,015	-	-654	-1,015
Pre-tax result	**-340**	**-282**	**-1,989**	**-715**	**-122**
Paid and deferred tax [3)]	524	61	529	202	64
Minority interests in result for the period	23	-9	9	-3	3
Result for the period	**207**	**-230**	**-1,451**	**-516**	**-55**

Key ratios

	2002 9 mos.	2001 9 mos.	2002 Q 3	2001 Q 3	2001 12 mos.
Average number of shares before dilution, millions	1,024	1,024	1,024	1,024	1,024
Average number of shares after dilution, millions [4)]	1,024	1,024	1,024	1,024	1,024
Earnings per share before dilution, SEK	0.20	-0.22	-1.42	-0.50	-0.05
Earnings per share after dilution, SEK [5) 6)]	0.20	-0.22	-1.42	-0.50	-0.05
Direct yield, %	1.5	1.7			2.7
Total return, %	-0.4	-0.9			1.5

1) In the US operations, DAC is carried net of the "CARVM offset", broadly representing the present value of the lesser of surrender and other charges. Currently, the CARVM offset is primarily affected by account values, and thus a reduction in account value reduces the CARVM offset.

2) Of which change in DAC SEK -1,336 million as of Sept. 2002, SEK +365 million as of Sept. 2001, SEK -1,672 million as of Q3 2002, SEK - 201 million as of Q3 2001 and SEK +830 million as of Dec. 2001.

3) During the period, a reduction in deferred income tax expense of approximately SEK 450 million and a corresponding reduction in deferred tax liability was recorded. The amount was previously included in surplus value of unit linked business in force, which is reported net of tax.

4) Data on the number of shares after dilution takes into account Skandia's stock option programme for the years 2000-2002 to the extent it has entailed any dilution.

5) According to recommendation RR18 of the Swedish Financial Accounting Standards Council, the dilutive effect is calculated if the key ratio "Earnings per share" deteriorates.

6) Earnings per share are calculated as the result for the period divided by the average number of shares outstanding.

OPERATING RESULT

SEK million

2002 9 mos.	Unit linked assurance	Mutual funds	Life assurance	Busi-nesses	Group exp.	P&C insur-ance	Items affecting comparability	Operating result
Technical result								
P&C insurance				-33		29		-4
Life assurance	-1,763		120					-1,643
Non-technical result								
Investment income	662			-74		-29		559
Financing costs	-602	-6		196				-412
Change in surplus value of unit linked business in force	-1,969							-1,969
Mutual funds		-230						-230
Other businesses				-83				-83
Amortization of goodwill			-6	-147				-153
Structural costs					-80			-80
Joint-group management expenses					-310			-310
Items affecting comparability							2,016	2,016
Operating result	**-3,672**	**-236**	**114**	**-141**	**-390**	**0**	**2,016**	**-2,309**
Of which, change in surplus value of unit linked business in force	1,969							1,969
Pre-tax result	**-1,703**	**-236**	**114**	**-141**	**-390**	**0**	**2,016**	**-340**

2001 9 mos.	Unit linked assurance	Mutual funds	Life assurance	Busi-nesses	Group exp.	P&C insur-ance	Items affecting comparability	Operating result
Technical result								
P&C insurance				23		31		54
Life assurance	1,239		86					1,325
Non-technical result								
Investment income	401			-124		-31		246
Financing costs	-691	-6		107				-590
Change in surplus value of unit linked business in force	-5,419							-5,419
Mutual funds		-4						-4
Other businesses				87				87
Amortization of goodwill				-49	-34			-83
Structural costs					-69			-69
Joint-group management expenses					-233			-233
Operating result	**-4,470**	**-10**	**86**	**44**	**-336**	**0**		**-4,686**
Of which, change in surplus value of unit linked business in force	5,419							5,419
Investment income, share in result of If						-1,015		-1,015
Pre-tax result	**949**	**-10**	**86**	**44**	**-336**	**-1,015**		**-282**

BALANCE SHEET SUMMARY

SEK billion Assets	2002 30 Sept.	2001 31 Dec.	Shareholders' equity, provisions and liabilities	2002 30 Sept.	2001 31 Dec.
Intangible assets	3.4	1.3	Shareholders' equity	20.1	20.5
Shares in associated companies [4]	0.0	4.5	Minority interests	0.1	0.0
Investments [3] [4]	24.6	26.3	Subordinated loans [2]	1.1	0.2
Investments, unit linked assurance	397.1	503.7	*Technical provisions* [1]	21.3	22.1
Reinsurers' share of technical provisions [1]	11.3	17.9	Provisions, unit linked assurance [1]	381.7	487.1
Assets in bank operations and finance companies	39.7	32.4	Liabilities in bank operations and finance companies [2]	37.1	29.5
Debtors	5.4	4.4	Deferred tax liability	5.5	4.7
Tangible assets	0.7	0.8	Borrowings [2]	10.3	17.3
Cash at bank and in hand	4.2	4.6	*Deposits from reinsurers*	12.3	19.0
Other assets	0.1	0.5	Other creditors	6.5	6.7
Deferred acquisition costs [1] [5]	11.1	13.1	Reinsurers' share of deferred acquisition costs [1]	0.5	0.6
Other prepayments and accrued income	1.2	1.1	Other accruals and deferred income	2.3	2.9
Assets	**498.8**	**610.6**	**Shareholders' equity, provisions and liabilities**	**498.8**	**610.6**

[1] Technical provisions, net, after deducting deferred acquisition costs

Life assurance	12.6	14.2
Unit linked assurance	367.6	463.7
Property & casualty insurance	0.9	0.9
Total	**381.1**	**478.8**

[2] Group borrowings, excl. subordinated loans in Skandia Insurance Company Ltd.

Borrowings as per balance sheet, including subordinated loans	11.4	17.5
Additional borrowings by finance companies and bank operations	0.0	0.1
Borrowings, gross	**11.4**	**17.6**
Less: subordinated loans in Skandia Insurance Company Ltd.	-1.1	-0.2
Borrowings, net	**10.3**	**17.4**

[3] Investments, current value

Investments as per balance sheet	24.6	26.3
Recalculation to current value	0.7	0.7
Cash at bank and in hand	4.2	4.6
Securities settlement claims, net	0.0	0.5
Accrued interest income	0.3	0.3
Debt derivatives	0.0	-0.1
Total	**29.8**	**32.3**
Of which:		
Investments, life assurance	13.9	15.4
Investments, unit linked assurance	9.0	8.9
Investments, mutual funds	0.6	0.8
Other investment assets	5.7	3.5
Deposit for the acquisition of Bankhall	-	3.2
Currency derivatives	0.6	0.5
Deposits with ceding undertakings	0.0	0.0
Total	**29.8**	32.3

[4] Starting in 2002 Skandia owns 19% of If, which means that If is no longer reported in accordance with the equity method. If is therefore reported in the balance sheet as an investment.

[5] Deferred acquisition costs

Deferred acquisition costs before CARVM offset	18.5	21.9
CARVM offset*	-7.4	-8.8
Total	**11.1**	**13.1**

* See page 16, note 1 for explanation.

RESULT OF OPERATIONS, BUSINESSES

SEK million	2002 9 mos.	2001 9 mos.	2001 12 mos.
SkandiaBanken	17	55	79
Bankhall [2]	-38		
Lifeline	-33	40	74
Skandia Bank (Switzerland)	-109	-118	-122
Global Business Development	-137	-5	-13
Treasury [1]	91	75	77
Investment income [1]	108	-59	19
Finance companies	4	5	9
Asset Management	15	66	17
Other	-59	-15	-99
Total	**-141**	**44**	**41**

[1] Group Treasury has been divided into Treasury and Investment income

[2] Goodwill amortization for Bankhall amounted to SEK - 100 million as per Sept. 2002.

GROUP EXPENSES

SEK million	2002 9 mos.	2001 9 mos.	2001 12 mos.
Amortization of goodwill		-34	-53
Structural costs	-80	-69	-94
Joint-group management expenses	-310	-233	-322
Total	**-390**	**-336**	**-469**

EXCHANGE RATES

SEK	2002 30 Sept.	2002 30 June	2002 31 Mar.	2001 31 Dec.	2001 30 Sept.
EUR Closing rate	9.16	9.08	9,04	9.33	9.72
EUR Average rate	9.17	9.14	9,14	9.29	9.22
GBP Closing rate	14.58	14.01	14,75	15.32	15.68
GBP Average rate	14.71	14.73	14,98	15.01	14.91
USD Closing rate	9.27	9.19	10,36	10.58	10.67
USD Average rate	9.94	10.18	10,51	10.43	10.37
JPY Closing rate	0.076	0.077	0,078	0.081	0.090
JPY Average rate	0.079	0.079	0,079	0.086	0.086

Average rates indicate the average rates for the period 1 January through the respective book-closing dates in 2002 and 2001.

Glossary

Adjusted net asset value: Net asset value after deduction for net deferred taxes and investment in If.

Annualized new sales: Periodic premiums recalculated to full-year figures, plus 1/10 of single premiums during the period.

Capital employed: Net asset value, borrowings for investments in subsidiaries, and minority interests.

Financial effects: The effect on the present value of future fees caused by the deviation of the financial market trend from assumptions on fund growth and interest rates.

Funds under management: Assets under management for unit linked assurance and mutual funds.

Gross contribution: Unit linked assurance fees after deduction of necessary actuarial reserves.

Leverage core debt : Core debt in relation to the sum of net asset value (after deduction of surplus value of unit linked business in force and goodwill), subordinated loans and core debt.

Net asset value: Shareholders' equity as per the balance sheet, net deferred tax liability, surplus values of unit linked business in force after deducting deferred tax, and unrealized changes in the value of fixed-income securities.

Operating result: Pre-tax result plus changes in surplus values of unit linked business in force. The operating result for 2001 does not include Skandia's share in If's result.

Premiums earned: The portion of premium income attributable to the period, i.e., premiums written less reinsurance premiums, adjusted for the portion of premiums not yet earned.

Premiums written: Total premiums received during the period or taken up as a receivable at the end of the period.

Result of operations: Operating result before financial effects in unit linked assurance and items affecting comparability.

Solvency capital: Capital requirement for conducting insurance business according to the applicable rules in the respective countries.

Surplus value of unit linked business in force: The present value of calculated future surpluses from the annual fees paid by policyholders for contracts in force. The group's operating result includes the change in these surplus values for the period.

Technical result, life assurance: The balance on the technical account for life assurance, including direct investment income and changes in value of investment assets belonging to the insurance operations.

Technical result, property & casualty insurance: Premiums earned less claim costs and operating expenses, plus the investment return transferred from the non-technical account.

Value-added from operations (unit linked assurance): Result of operations excluding financing costs, costs for business start-ups, other overheads and financial effects.

Key Ratios

Direct yield: Direct investment income (before deducting administrative expenses) as a percentage of a weighted average of the current value of investments.

Earnings per share: The result for the period divided by the average number of shares outstanding.

Operational return on net asset value: The result of operations for the last 12-month period in relation to average net asset value adjusted for investments in associated companies.

Profit margin: Present value of new business for the year in relation to total annualized new sales.

Return on adjusted net asset value: Operating result for the last 12-month period plus other changes in surplus values, less current and deferred tax and minority interests, in relation to adjusted average net asset value.

Return on shareholders' equity: Result for the last 12-month period in relation to average shareholders' equity.

Total return: The sum of direct investment income (before deducting administrative expenses) and realized and unrealized changes in value, as a percentage of a weighted average of the current value of investments.